UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

Commission File Number:	811-10113
CUSIP Number:

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☒	Form N-CSR

For Period Ended:  December 31, 2011

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:  ________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Full name of registrant:  UBS Juniper Crossover Fund, L.L.C.

Former name if applicable:  N/A

Address of principal executive office (Street and number):  677 Washington Boulevard

City, state and zip code:  Stamford, Connecticut 06901

PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

At the time that the financial statements for the year ended December 31, 2011 (the "Financial Statements") for UBS Juniper Crossover Fund, L.L.C. (the "Fund") were being finalized, the Fund was actively considering a course of action that, if pursued, would have required a change to certain amounts in the Fund's Financial Statements in accordance with U.S. generally accepted accounting principles.  A decision not to pursue the aforesaid course of action was made on or about February 29, 2012, following which the Fund has been working with all due speed to complete the preparation and audit of the Fund's Financial Statements.  The Fund, therefore, is seeking an extension pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, to file its Form N-CSR.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Robert F. Aufenanger	(203)	719-9010
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify reports(s).

☒	Yes	☐	No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☒	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UBS Juniper Crossover Fund, L.L.C.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 8, 2012	By:	/s/ Robert F. Aufenanger
Robert F. Aufenanger Principal Accounting Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).